Exhibit 99.1

NEWS RELEASE

July 11, 2011

NCR to acquire Radiant Systems, Inc., establishing technology and market leadership in hospitality and specialty retail

Creates third core industry vertical bringing strong software and SaaS capabilities, accelerating NCR’s revenue growth and margin expansion strategy

Duluth, GA. – NCR Corporation (NYSE: NCR) and Radiant Systems, Inc. (NASDAQ: RADS) today announced a definitive agreement for NCR to acquire Radiant Systems, a leading provider of multichannel point-of-sale and managed hosted service solutions to the hospitality and specialty retail markets, through a cash tender offer of $28.00 per Radiant Systems share. The equity purchase price of $1.2 billion has been approved by the boards of directors of each company. NCR and Radiant Systems currently anticipate the transaction will close during the third quarter of 2011, subject to regulatory approval.

The transaction accelerates NCR’s strategy of expanding into core industry adjacencies, increasing revenue growth rates and expanding margins by enhancing its mix of software and services. Radiant Systems’ market-leading software and Software as a Service (SaaS) capabilities will significantly enhance NCR’s solutions, creating a superior portfolio of multichannel point-of–service and self-service solutions. NCR will use its global sales, services and operations organizations to extend this portfolio to many of the fastest-growing markets in the world, while driving supply chain, operational and innovation synergies. Market coverage will be enhanced by Radiant Systems’ strong channel partner network, which will complement NCR’s channel and support its goal of building a world-class channel partner network.

With the addition of Radiant Systems, NCR will create a third core industry vertical, after its Financial and Retail lines of business, and establish category leadership in the hospitality and specialty retail markets. The hospitality and specialty retail total addressable markets are approximately $8 billion in size and under-penetrated by industry leaders.1 NCR plans to leverage Radiant Systems’ leadership position in quick service and table service restaurants, specialty and convenience retailers and entertainment venues by combining Radiant Systems’ solution and services portfolio with NCR’s existing portfolio, brand and global reach. The transaction is expected to be accretive to NCR’s Non-GAAP earnings in 2012.2

“Radiant Systems is a logical and strategic extension for NCR, moving us into attractive fast-growth adjacent markets,” said NCR Chairman and CEO Bill Nuti. “Radiant Systems has delivered 15 percent compounded annual revenue growth over the last five years, along with impressive margin expansion as a result of the high customer demand for its expansive software offerings. This acquisition will enable our companies to accelerate expansion through the powerful combination of each other’s strengths and NCR’s track record of driving transformational change. We will bring together two strong teams with Radiant Systems playing a vital role in enhancing our long-term growth, margin expansion and earnings appreciation.”

“Radiant Systems’ growth strategy has always focused on taking great care of our customers, delivering leading innovation to our industries and continuing to expand our market presence across our industries and around the globe,” said John Heyman, CEO Radiant Systems. “This combination dramatically accelerates our capabilities on all of these initiatives. NCR’s global footprint, brand recognition and track record of innovation will help us achieve our strategic aspirations and create even more value for our customers. Importantly, both NCR and Radiant Systems share a vision that these accomplishments start with a common ingredient—great people to execute on the vision.”

Key members of the Radiant Systems management team will play integral roles in strengthening NCR’s position in hospitality and specialty retail, including Andrew Heyman, currently Radiant Systems’ Chief Operating Officer, who will lead the new vertical. The two companies anticipate a seamless transition for customers, channel partners and employees.

The tender offer is expected to commence on or before July 25, 2011. The offer will be open for a period of not less than 20 business days from its commencement and will be conditional upon, among other things, valid acceptances of the offer in respect of shares representing more than 50 percent of the outstanding Radiant Systems shares on a fully diluted basis as well as satisfactory completion of other customary closing conditions, including regulatory approval.

The acquisition will be financed through a combination of new debt and existing balance sheet cash. NCR will raise approximately $1.1 billion of new funded debt to finance the transaction. The financing will enable NCR to maintain a strong liquidity position post transaction. J.P. Morgan, RBC Capital Markets, BofA Merrill Lynch and Morgan Stanley provided committed financing to NCR for the transaction.

Atlas Strategic Advisors LLC and J.P. Morgan Securities LLC acted as financial advisors to NCR on the transaction and Womble Carlyle Sandridge & Rice, PLLC acted as legal counsel.

In connection with the transaction, Jefferies & Company, Inc. is acting as lead financial advisor, SunTrust Robinson Humphrey, Inc. is acting as co-advisor to Radiant Systems and DLA Piper LLP (U.S.) is acting as legal counsel.

Investor Conference Call

A conference call is scheduled today at 5:45 p.m. (EST) to discuss the acquisition of Radiant Systems. Access to the conference call and a presentation describing the transaction, as well as a replay of the call, will be available on NCR’s Web site at http://investor.ncr.com/.

[1]	Radiant Systems primary research of addressable market
[2]	The deal is expected to be accretive on a non-GAAP basis; which excludes amortization of acquired intangibles and one-time costs

About NCR Corporation

NCR Corporation (NYSE: NCR) is a global technology company leading how the world connects, interacts and transacts with business. NCR’s assisted- and self-service solutions and comprehensive support services address the needs of retail, financial, travel, healthcare, hospitality, entertainment, gaming, public sector, telecom carrier and equipment organizations in more than 100 countries. NCR (www.ncr.com) is headquartered in Duluth, Georgia.

NCR is a trademark of NCR Corporation in the United States and other countries.

About Radiant Systems

Headquartered in Atlanta, Radiant Systems (Nasdaq: RADS) is a global provider of innovative technology and services to the hospitality and retail industries. With more than 100,000 installations worldwide, our customers include leading brands and venues in the restaurant and food service, sports and entertainment, petroleum and convenience, and specialty retail markets. Radiant Systems has offices in North America, Europe, Asia and Australia. For more information about Radiant Systems, visit our Website.

Important Additional Information

This press release (this “Statement”) relates to a planned tender offer by Radiant Systems Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of NCR Corporation (“NCR”), for all shares of outstanding common stock of Radiant Systems, Inc. (“Radiant Systems”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of July 11, 2011, by and among NCR, Purchaser and Radiant Systems.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Radiant Systems. The solicitation and the offer to buy shares of Radiant Systems common stock will be made pursuant to an offer to purchase and related materials that NCR and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, NCR and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Radiant Systems intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. NCR and Radiant Systems intend to mail these documents to the shareholders of Radiant Systems. These documents will contain important information about the tender offer and shareholders of Radiant Systems are urged to read them carefully when they become available. Investors and shareholders of Radiant Systems will be able to obtain a free copy of these documents (when they become available) and other documents filed by NCR and Radiant Systems with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to NCR at Attention: Investor Relations, 3097 Satellite Boulevard, Duluth, GA 30096. Investors and shareholders of Radiant Systems may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Radiant Systems by directing requests to Radiant Systems, Attention: [Investor Relations], 3925 Brookside Parkway, Alpharetta, GA 30022.

Forward-Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in NCR’s and Radiant

Systems’ respective quarterly and annual reports, under the caption “Risk Factors”, which are on file with the SEC and available on NCR and Radiant Systems’ respective websites.

In addition to the factors discussed in this release, other risks and uncertainties include those relating to: the uncertain economic climate, which could impact the ability of our customers to make capital expenditures, thereby affecting their ability to purchase our products, and consolidation in the financial services sector, which could impact our business by reducing our customer base; the timely development, production or acquisition and market acceptance of new and existing products and services (such as self-service technologies), including our ability to accelerate market acceptance of new products and services; shifts in market demands, continued competitive factors and pricing pressures and their impact on our ability to improve gross margins and profitability, especially in our more mature offerings; the effect of currency translation; short product cycles, rapidly changing technologies and maintaining a competitive leadership position with respect to our solution offerings; tax rates; ability to execute our business and reengineering plans; turnover of workforce and the ability to attract and retain skilled employees, especially in light of continued cost-control measures being taken by the company; availability and successful exploitation of new acquisition and alliance opportunities; access to DVD inventory and the conversion to, and market adoption of, alternative methods of entertainment content delivery; changes in Generally Accepted Accounting Principles (GAAP) and the resulting impact, if any, on the company’s accounting policies; continued efforts to establish and maintain best-in-class internal information technology and control systems; the success of our pension strategy; compliance with requirements relating to data privacy and protection; expected benefits related to the transaction not materializing as expected; the transaction not being timely completed, if completed at all; prior to the completion of the transaction, Radiant Systems’ business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, or other business partners; the parties being unable to successfully implement integration strategies; and other factors detailed from time to time in NCR’s and/or Radiant Systems’ filings with the SEC. NCR and Radiant Systems disclaim any obligation to update any such forward-looking statements after the date of this release.

Richard Maton, NCR Media Relations

770-623-7874

richard.maton@ncr.com

Cameron Smith, NCR Media Relations

770-623-7998

cameron.smith@ncr.com

Gavin Bell, NCR Investor Relations

212-589-8468

gavin.bell@ncr.com

Karen Leytze, Radiant Systems Media and Investor Relations

770-576-6811

Karen.leytze@RadiantSystems.com